Exhibit 20.2

NEWS

Contacts:

North American
Marketing Sales and
Service
Jim Brght
1.313.390.9218
jbright@ford.com

Premier Automotive
Group:
Joe Greenwell
1.313.594.2196
jgreenwe@ford.com

Media Information Center
1.800.665.1515 or
1.313.621.0504
media@ford.com

Go to http://media.ford.com
for news releases and
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FOR RELEASE AT 6 A.M., APRIL 19
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FORD ADJUSTS LUXURY LINEUP STRUCTURE

o    Lincoln Mercury To Join North American Business Group

o    Mark Fields To Oversee Premier Automotive Group

DEARBORN, Mich., April 19 - Ford Motor Company announced today a reorganization of its luxury lineup, moving the Lincoln and Mercury brands into the company's North American Consumer Business Group. Volvo, Aston Martin, Jaguar and Land Rover will continue to operate under the company's Premier Automotive Group.

Mark Fields, currently representative director, president and chief executive officer, Mazda Motor Corporation and Ford Motor Company vice president, has been elected group vice president, Premier Automotive Group effective July 1. He will succeed Dr. Wolfgang Reitzle whose decision to accept the role of future chief executive officer at Linde AG, a leading German engineering firm, as of May 1 was the subject of a separate announcement. In the interim, the presidents of Aston Martin, Jaguar, Land Rover and Volvo will report directly to Nick Scheele, president and chief operating officer.

"We are committed to our strategy for maximizing the potential of our premium brands," said Bill Ford, chairman and chief executive officer. "These brands are strong and that strength stems from exceptional products and talented people, a combination that will deliver outstanding results going forward."

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Jim O'Connor, formerly president of Ford Division, has been elected group vice president for North American Marketing Sales and Service, overseeing Ford and Lincoln Mercury and reporting to Jim Padilla, group vice president, North America. Steve Lyons, previously Ford Division general sales manager, has been elected a Ford vice president and president of Ford Division. Brian Kelley will continue as president of Lincoln Mercury. Lyons and Kelley will report to O'Connor. Kathleen Ligocki has been appointed vice president for North American Marketing, reporting to Jim O'Connor. Ligocki will have responsibility for Global Marketing, Ford of Canada, Ford of Mexico, Worldwide Direct Market Operations (WDMO) and Consumer Connect. The changes will take effect May 1.

"The new Marketing, Sales and Service organization will help strengthen our position in the North American market and will allow the individual brands to focus more specifically on their market segments," said Scheele.

Also announced today, Lewis Booth, Mazda senior advisor, was elected a Ford Motor Company vice president.

"We are excited about Mark Fields' and Jim O'Connor's new roles," said Bill Ford. "Since Mark has been at Mazda, the business has turned around dramatically. He has led a significant revival and repositioning of the brand and the development of a whole new generation of cars, including the Mazda6 and RX-8. Importantly, they are on track to set a record this year by improving their net profit year-over-year by $1.2 billion.

"Jim brings a wealth of experience to his new job," said Bill Ford. "His knowledge of the North American market and his relationship with the Ford and Lincoln Mercury dealers is unmatched and will prove invaluable as we move forward with our revitalization plan."

Fields was named representative director, president and chief executive officer at Mazda and a Ford vice president in December 1999. Fields joined Mazda in August 1998 as senior advisor. He joined Ford Motor Company in 1989 after working in marketing and sales at IBM. He has

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held  a  variety  of  marketing,   sales  and  product  development   positions.
Previously, he was managing director, Ford Argentina S.A.

O'Connor was named a Ford Motor Company vice president and president of Ford Division in May 1998 after being named a vice president of Ford Motor Company and president of Lincoln Mercury Division in April 1996. His career with Ford Motor Company has included senior management positions in both the United States and Canada, including serving as president and chief executive officer, Ford Motor Company of Canada, Limited. O'Connor joined Ford in 1964 and has served in a series of sales and marketing positions with Ford, Lincoln Mercury and Ford Parts and Service divisions.

These changes affect several additional reporting relationships as follows:

o Richard Parry-Jones continues to lead Global Product Development and is the Chief Technical Officer, reporting to Nick Scheele. He also has responsibility for PAG Product Development, working for Mark Fields. Parry-Jones also will assume responsibility for the Premier Performance Division that includes the company's Formula One racing program.
o Now reporting to Kathleen Ligocki will be: Jan Valentic, vice president for Global Marketing; Alain Batty, president and chief executive officer, Ford of Canada; Marcos De Oliveira, president and chief executive officer, Ford of Mexico; and Karen Francis, vice president of Consumer Connect and WDMO.

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